Exhibit 12.2

RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of earnings to combined fixed charges and preferred stock dividends on a reported basis for the periods indicated.  Earnings consist of income (loss) from continuing operations plus fixed charges.  Fixed charges consist of interest expense and amortization of deferred financing costs.  We have calculated the ratio of earnings to combined fixed charges and preferred stock dividends by adding net income (loss) from continuing operations to fixed charges and dividing that sum by such fixed charges plus preferred dividends, irrespective of whether or not such dividends were actually paid.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND	Year Ended December 31,
PREFERRED STOCK DIVIDENDS	2001	2002	2003		2004	2005
	(Restated)	(Restated)	(Restated)		(Restated)	(Restated)
(Loss) income from continuing operations	$(21,169)	$(2,375)	$27,997		$13,477	$32,216
Interest expense	33,204	34,381	23,388		44,008	34,771
Income before fixed charges	$12,035	$32,006	$51,385		$57,485	$66,987

Interest expense	$33,204	$34,381	$23,388		$44,008	$34,771
Preferred stock dividends	19,994	20,115	20,115		15,807	11,385
Total fixed charges and preferred dividends	$53,198	$54,496	$43,503		$59,815	$46,156

Earnings / combined fixed charges and preferred dividends coverage ratio	*	*	1.2	x	*	1.5	x

*      Our earnings were insufficient to cover combined fixed charges and preferred stock dividends by $41,163, $22,490 and $2,330 in 2001, 2002 and 2004, respectively.  In addition, our ratio of earnings to combined fixed charges and preferred dividends has been revised to reflect the impact of the implementation of the Statement of Accounting Standard No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets.